Mail Stop 4561

      February 13, 2007

Doug Gravink
Chief Executive Officer
Landbank Group, Inc.
7030 Hayvenhurst Avenue
Van Nuys, California  91406

Re:	Landbank Group, Inc.
	Amendment No. 2 to Form 10-SB
	File No. 0-52315
      Filed January 24, 2007

Dear Mr. Gravink:

      We have reviewed the above filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Impairment of Inventory, page 16

1. We have read your disclosure provided in response to prior comment
2. This disclosure appears to duplicate your accounting policy description provided in response to prior comment 9 and disclosed in the notes to the financial statements. Please expand your discussion here to specifically address why your asset impairment methodology bears the risk of change and clarify the nature of uncertainty surrounding your assumptions. Refer to the guidance in FR-72.

Executive Compensation, page 21

2. We note your statement in footnote three that you did not expense the options granted on December 28, 2006 because the options were granted late in the year and the performance milestones had not been achieved as of December 31, 2006. Please note that if you expense these options in 2006 in response to comment four below, the value of these options would have to be disclosed in column (f).

Financial Statements

Note 1 - Nature of Business and Significant Accounting Policies, page
F-7

Inventory, page F-8

3. We have read your disclosure provided in response to prior comment
9. Please revise your disclosure to clarify how management assesses your properties for impairment. In that regard, clarify your disclosure to clearly state whether an impairment charge is recorded when a property is determined to be "difficult or impossible to sell" or when the carrying amount of the property exceeds its fair value.
Please advise us and revise.

Stock-Based Compensation, page F-9

4. Refer to your December 28, 2006 stock option grant discussed on page 22. Based upon your disclosure, it appears that the "achievement of a specified performance goal related to (y)our stock price" is a market condition as defined in Appendix E of SFAS 123(R).
In that regard, we would expect the effect of a market condition to be reflected in the grant-date fair value of the award and compensation cost to be recognized regardless of when, if ever, the market condition is satisfied. Please tell us how you considered paragraphs 19, 47 and A51 of SFAS 123(R) in determining your accounting treatment. In your response, indicate to us whether the recipients of the stock option grants are required to meet any service conditions in order to be entitled to the awards.


*	*	*

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Direct any questions regarding the accounting comments to Rachel
Zablow at (202) 551-3428, or Robert Telewicz, at (202) 551-3438.
Direct any other questions to Michael McTiernan at (202) 551-3852, or the undersigned at (202) 551-3780.



	Sincerely,



	Karen J. Garnett
	Assistant Director


Doug Gravink
Landbank Group, Inc.
February 13, 2007
Page 1